UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41729

Bukit Jalil Global Acquisition 1 Ltd.
(Exact name of registrant as specified in its charter)

31-1 Taman Miharja Phase 3B, Jalan 3/93, 2 ½ Miles, Cheras

Kuala Lumpur, Malaysia 55200

+603-91339688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, Ordinary Shares, Warrants and Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Explanatory Note:

*

On May 8, 2025 (the “Closing Date”), Bukit Jalil Global Acquisition 1 Ltd., a Cayman Islands exempted company (“BUJA” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of August 5, 2024 (as the same may be amended, restated or supplemented, the “Business Combination Agreement”), by and among GIBO HOLDINGS LIMITED, a Cayman Islands exempted company limited by shares (“PubCo”), GIBO Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub I”), GIBO Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares (“Merger Sub II”), and Global IBO Group Ltd., a Cayman Islands exempted company limited by shares (“GIBO”).

Pursuant to the Business Combination Agreement, (i) Merger Sub I merged with and into GIBO, with GIBO as the surviving entity and a wholly-owned subsidiary of PubCo (the “First Merger”), and (ii) following the First Merger, Merger Sub II merged with and into BUJA, with BUJA as the surviving entity and a wholly-owned subsidiary of PubCo (the “Second Merger”). As a result of the Second Merger, among other things, all of the issued and outstanding securities of BUJA immediately prior to the Second Merger Effective Time (as defined in the Business Combination Agreement) were no longer outstanding and were automatically cancelled, in exchange for the right of the holders thereof to receive the securities of PubCo, upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Companies Act (Revised) of the Cayman Islands and other applicable laws.

Pursuant to the requirements of the Securities Exchange Act of 1934, BUJA has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Bukit Jalil Global Acquisition 1 Ltd.

	By:	/s/ LIM Chun Yen
	Name:	LIM Chun Yen`
	Title:	Director

Date: May 20, 2025

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